The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

02060397

SUPPL

November 15, 2002

02 NOV 18 AM 9:45

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Claim to Kokune Corporation

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 12/10

11/15/02 10:22AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name : Naoya Takeuchi
Title: Joint General Manager

November 15, 2002
The Sumitomo Trust and Banking Co., Ltd

Notice Regarding Claim to Kokune Corporation

The Sumitomo Trust and Banking Co., Ltd. ("Sumitomo Trust") hereby notifies that the collection of the claim as detailed below to Kokune Corporation ("Kokune") may be incomplete or delayed owing to Kokune filing the commencement of the civil rehabilitation proceedings.

1. ***Description of Kokune***

Name:	Kokune Corporation
Address:	3-3-1, Iidabashi, Chiyoda-Ku, Tokyo, Japan
Representative:	Toru Kosugi
Capital:	2,742 million Yen
Business:	Construction

2. **Facts Occurred and Date**

November 15, 2002: Kokune filed for the commencement of the civil rehabilitation proceedings to Tokyo District Court.

3. **Type and Amount of Claim to Kokune**

Loan: 5,844 million Yen

4. **Impact on Financial Results**

The above claim is covered by cash reserves and thus will not affect Sumitmoto Trust's financial results for 1st half of fiscal year 2002 ending September 30, 2002 and full fiscal year ending March 31, 2003.

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654